Item 77C Submission of matters to a vote of security holders

A Special Meeting of Shareholders (Meeting) of the Munder
@Vantage Fund was held on October 26, 2006. The Meeting was adjourned twice to permit further solicitation of proxies until December 14, 2006.

The purpose of the Meeting was to ask shareholders to consider the following proposals, which were more fully described in the Proxy Statement dated September 11, 2006:

Proposal 1. A proposal seeking approval of a new combined investment advisory agreement with Munder Capital Management;

Proposal 4. A proposal seeking approval of a manger of managers arrangement.

Proposals 2 & 3 did not relate to the Munder @Vantage Fund.

The results of the votes are set forth below:

Proposal 1	No. of Shares
For  	1,014,017
Against  	158,753
Abstain  	128,528

Proposal 4	No. of Shares
For  	925,276
Against  	245,205
Abstain  	130,817